UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

Date of Report May 30, 2007

Commission File No. 1-14372

EXTENDICARE REAL ESTATE INVESTMENT TRUST

3000 Steeles Avenue East Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News release – May 30, 2007: Extendicare REIT Announces $100 Million Offering of Convertible Debentures
99.2	Material Change Report dated May 18, 2007 – Tendercare acquisition
99.3	Report of Voting Results – May 9,2007 Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE REAL ESTATE INVESTMENT TRUST

Date: May 30, 2007	By:	/s/ Richard L. Bertrand
Richard L. Bertrand Senior Vice-President and Chief Financial Officer